Exhibit 99
First State Financial Corporation Announces Second Quarter 2005 Earnings
SARASOTA, FL — First State Financial Corporation, (Nasdaq: FSTF) holding company for First State Bank, today reported net income for the second quarter of 2005 of $853,000 versus $497,000 for the same period of 2004, a 71.6% increase.
In December 2004 the Company held its initial public offering, raising $26.9 million in new capital and issuing 2,446,625 shares. The issuance raised FSTF’s weighted average common equivalent number of shares for the three months ended June 30, 2005 to 5,879,179. This resulted in diluted earnings per share for the quarter of 14 cents. Diluted earnings per share for the comparable period of 2004 was 15 cents based on weighted average common equivalent shares outstanding of 3,410,514.
Year to date the company has earned $1,651,000 in net income or 28 cents per share versus $918,000 or 28 cents per share at June 30, 2004.
The increase in net income for the second quarter of 2005 over the respective prior year period resulted primarily from an increase in net interest income from $2.2 million to $3.2 million, or 47.2%. This growth is attributed to the 42.2% growth in total loans at June 30, 2005 versus June 30, 2004 as well as growth in other earning assets. This increase in income was partially offset by an increase in non-interest expense from $1.6 million to $2.1 million related to the growth of the company.
Total loans increased 42.2% to $283.3 million at June 30, 2005 compared to $199.2 million at June 30, 2004. Our loan quality continues to improve resulting in an allowance for loan losses of 1.05% of the loan portfolio at June 30, 2005 versus 1.31% for June 30, 2004. Total deposits increased 27.2% to $266.8 million at June 30, 2005 compared to $209.8 million at June 30, 2004. According to the corporation’s President and CEO, Corey Coughlin, “We continue to aggressively manage our flow of funds to provide our depositors with competitive rates while meeting loan demand through sound credit policies. To that end, our focus is on relationship banking. It is our goal to respond to all of our customers’ financial needs with the attention they deserve. ”
Since December 31, 2004, First State’s total assets have increase 14.7% to $314.3 million. Total loans increased 24.3% to $283.3 million and deposits increased 25.6% to $266.8 million. According to Mr. Coughlin, “Our growth over the last two years has been very impressive. Our challenge now is to continue that growth while maintaining that community bank feel that has made us what we are.”
On June 15, 2005, the Company declared its second dividend of 5 cents per share for holders of record on July 14, 2005, payable on July 29, 2005. The first dividend, declared on February 16, 2005 of 5 cents per share, was issued to shareholders of record on March 10, 2005. The dividend was paid on March 31, 2005.
First State Bank is a wholly owned subsidiary of First State Financial Corporation, headquartered in Sarasota, FL. First State Bank currently operates six offices, three in Sarasota County and three in Pinellas County.
Except for historical information contained herein, this news release contains comments or information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements.

First State Financial Corporation
Unaudited Summary Consolidated Statements of Income

	For the three months ended		For the six months ended
	June 30,		June 30,
(in thousands, except for per share data)	2005	2004	2005	2004
Interest income	$4,882	$3,332	$9,103	$6,508
Interest expense	1,715	1,180	3,118	2,338
Net interest income	3,167	2,152	5,985	4,170
Provision for loan loss	225	174	225	319
Non-interest income	509	404	998	753
Non-interest expense	2,098	1,580	4,111	3,107
Income before income tax expense	1,353	802	2,647	1,497
Income tax expense	500	305	996	579
Net income	$853	$497	$1,651	$918

Basic earnings per share	$0.14	$0.15	$0.28	$0.28
Diluted earnings per share	$0.14	$0.15	$0.28	$0.28
Selected financial data (in thousands except for per share data)

	For the six months ended
	June 30,
	2005	2004
Average loans outstanding	$245,722	$186,698
Average earning assets	$281,365	$211,158
Return on assets	1.13%	0.83%
Return on average equity	7.80%	14.85%
Net interest margin	4.29%	3.97%

Weighted average diluted shares	5,879,964	3,302,006

	At June 30,	At June 30,
	2005	2004
Book Value	$7.35	$4.05
End of period shares outstanding	5,863,265	3,399,040

Net loan (charge-offs) / recoveries	$12	$17
Non-accrual loans	$943	$1,016
Non-accrual loans as a % of total loans	0.33%	0.51%